UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. )(1)
                         -------------------------------
                               RONSON CORPORATION
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                   776338 20 4
                                 (CUSIP Number)
                        --------------------------------
                              Andrew T. Berry, Esq.
                             McCarter & English, LLP
                               Four Gateway Center
                               100 Mulberry Street
                            Newark, New Jersey 07102
                                 (973) 622-4444
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                         -------------------------------
                                December 22, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------
(1) Constitutes Amendment No. 2 to Schedule 13G filed by the reporting person as co-trustee of The Ronson Corporation Retirement Plan.

CUSIP NO.  776338 20 4

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Louis V. Aronson II

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)
         -----

     (b)
         -----

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     -----

6    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7    SOLE VOTING POWER

     1,277,046 (see footnote 1)

8    SHARED VOTING POWER

     (see footnote 2)

9    SOLE DISPOSITIVE POWER

     1,277,046 (see footnote 1)

10   SHARED DISPOSITIVE POWER

     (see footnote 2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,277,046 (see footnotes 1 and 2)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     (see footnotes 2 and 3)

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.8% (see footnote 4)

14   TYPE OF REPORTING PERSON*

     IN

-----------------
(1) Includes an aggregate of 14,933 shares held by or on behalf of members of the immediate family of the reporting person, or trusts for their benefit, and 29,629 shares held by The Louis V. Aronson II Irrevocable Insurance Trust.

(2) Excludes an aggregate of 218,624 shares beneficially owned by The Ronson Corporation Retirement Plan, as to which the reporting person acts as co-trustee.

(3) Shareholdings reported herein do not give effect to the 5% share dividend declared by the issuer's Board of Directors payable on April 16, 2007 to shareholders of record on March 30, 2007.

(4)  Based upon an aggregate of 4,586,871 shares outstanding at April 5, 2007.

Item 1.  Security and Issuer.
         -------------------

         This statement relates to shares of the common stock, $1.00 par value (the "Common Stock"), of Ronson Corporation, a New Jersey corporation (the "Corporation"). The principal executive offices of the Corporation are located at Corporate Park III, Campus Drive, P.O. Box 6707, Somerset, New Jersey 08875-6707.

Item 2.  Identity and Background.
         -----------------------

         This statement is filed by Louis V. Aronson II, whose principal occupation is as President and Chief Executive Officer of the Corporation. Mr. Aronson's business address, and the address of the Corporation, is Corporate Park III, Campus Drive, P.O. Box 6707, Somerset, New Jersey 08875-6707.

         During the last five years, Mr. Aronson has not (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Aronson is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         Mr. Aronson utilized personal funds to acquire those shares of Common Stock identified under Paragraph (c) of Item 5 hereunder as obtained upon the exercise of employee stock options granted by the Corporation pursuant to its incentive stock option plans or purchased in open market or private transactions. All shares identified under Paragraph (c) of Item 5 hereunder as issued by the Corporation to Mr. Aronson, or to The Ronson Corporation Retirement Plan (the "Retirement Plan"), as a share dividend were issued as a consequence of shares then beneficially owned thereby.

Item 4.  Purpose of Transaction.
         ----------------------

         Mr. Aronson holds all shares of Common Stock reported herein as beneficially owned by him in order to seek appreciation thereof through the performance of the Corporation under its current management. Mr. Aronson intends to continue to review his holdings of Common Stock and may subsequently from time to time acquire additional shares of Common Stock. On the other hand, Mr. Aronson may determine from time to time to dispose of shares of Common Stock which he now owns or may hereafter acquire. In reaching any conclusions as to the foregoing, Mr. Aronson will take into account various factors, including the Corporation's business and prospects, general economic conditions, money and stock market conditions and personal liquidity requirements.

         Mr. Aronson, as co-trustee of the Retirement Plan, does not expect to make further investments in the Common Stock on behalf of the Retirement Plan.

         Shareholdings reported herein do not give effect to the 5% share dividend declared by the Corporation's Board of Directors payable on April 16, 2007 to shareholders of record on March 30, 2007.

         On December 22, 2006, the United States District Court for the District of New Jersey, in an action captioned Steel Partners II, L.P. v. Louis V.
                                          --------------------------------------
Aronson II, Robert A. Aronson,  Barbara L. Collins,  Carl W. Dinger III, Paul H.
--------------------------------------------------------------------------------
Einhorn,  Erwin M. Ganz,  Daryl K.  Holcomb,  I. Leo Motiuk,  Gerard J. Quinnan,
--------------------------------------------------------------------------------
Justin P. Walder and Saul H. Weisman (Civil Action No. 2:05-CV-01983  (DMC-MF)),
------------------------------------
denied defendants' motion seeking certification of the court's prior order dated April 13, 2006 which denied defendants' motion to dismiss the suit. Certification would have allowed filing of a petition to appeal the prior order to the U.S. Court of Appeals for the Third Circuit.

         The action was commenced on or about April 14, 2005 by plaintiff, on its own behalf as a shareholder of the Corporation, against the current directors of the Corporation, including Mr. Aronson (and other than Edward E. David, Jr.), as well as Mr. Holcomb, the Corporation's Vice President and Chief Financial Officer, and Controller, and Mr. Dinger, a shareholder of and consultant to the Corporation. The action alleges, among other things, that defendants should be treated collectively as an "Acquiring Person" under the Corporation's preferred shares rights agreement, and that their acquisition and ownership of more than 12% of the outstanding stock of the Corporation has triggered the provisions of the preferred shares rights agreement with respect to the offering of rights to shareholders, including plaintiff. The action alleges further that the defendants as a group have become an "interested shareholder" under the New Jersey Shareholder Protection Act, and that the defendants have violated the reporting requirements under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13-d promulgated by the Securities Exchange Commission by failing to disclose an alleged agreement to coordinate their purchases of the Corporation's stock for the purposes of placing voting control in the hands of Mr. Aronson and for other undisclosed purposes. Mr. Aronson and the Corporation's other directors and its chief financial officer intend to contest these allegations and vigorously defend the action.

         On March 25, 2003, a derivative lawsuit was filed by Steel Partners II, L.P. and Warren G. Lichtenstein against the directors of the Corporation, including Mr. Aronson, in the Superior Court of New Jersey, Chancery Division, Essex County, captioned Steel Partners II, L.P., et al. v. Louis V. Aronson II,
                         -------------------------------------------------------
Robert A. Aronson,  Erwin M. Ganz, I. Leo Motiuk,  Gerard I. Quinnan,  Justin P.
--------------------------------------------------------------------------------
Walder,   Saul  H.   Weisman,   Carl  W.  Dinger  III  and  Ronson   Corporation
--------------------------------------------------------------------------------
(ESX-C-101-03). The lawsuit alleges, among other matters, breach of fiduciary duty and an absence of disinterestedness by the defendants, and use of corporate control to advance their own interests. The lawsuit seeks monetary damages on behalf of the Corporation as well as equitable relief to invalidate the Corporation's rights agreement and certain consulting agreements to enjoin performance of agreements with certain directors and to require Mr. Aronson to divest those shares acquired, and not to acquire additional shares while the Corporation rights agreement has been or remains in place.

         A special litigation committee of two independent directors was created by the Board of Directors of the Corporation to investigate and evaluate the allegations made in the New Jersey action. The committee concluded that none of the directors breached any fiduciary duty owed to the Corporation or its shareholders, that it is not in the best interest of the Corporation or its shareholders to continue legal action against the directors on any of the claims asserted in the derivative complaint and that the Corporation seek to dismiss the derivative action. On June 19, 2006, the court ruled that the special litigation committee was independent, that by virtue of the special litigation committee defense the claims based upon the preferred shares rights agreement were dismissed, and that the application to dismiss the remaining claims was denied. On July 21, 2006, the court denied plaintiff's motion to file an amended and supplemental complaint.

         On July 23, 2004, the Corporation and certain of its directors, including Mr. Aronson, filed a counterclaim and third-party complaint against Steel Partners II, L.P., Warren G. Lichtenstein and certain close associates, namely, Jack Howard, Howard M. Lorber and Ronald Hayes. The counterclaim and third-party complaint is based upon the New Jersey Shareholders Protection Act, the Company's preferred shares rights plan, tortious interference with prospective business advantage and negligently caused economic loss, and seeks compensatory and punitive damages, costs of suit and interest, as well as entry of a judgment directing the public disclosure of all limited partners of Steel Partners II, L.P., and persons acting directly or indirectly in concert with them in connection with the acquisition or attempted acquisition of stock in, or control of, the Corporation, and the divestiture by defendants of shares of Common Stock acquired subsequent to the initial filing on Schedule 13D by Steel Partners II, L.P. A motion to dismiss by Steel Partners, Warren Lichtenstein and Jack Howard dated November 21, 2006 has been granted as to allegations of prima facie tort and denied as to all other counts, and motions to dismiss by Howard Lorber dated October 6, 2006 and by Ronald Hayes dated November 8, 2006, respectively, have been granted as to allegations of unfair competition and prima facie tort and in all other respects denied.

         Discovery is now proceeding in the New Jersey action, with a trial date for September 2007. Mr. Aronson and the Corporation's other directors will continue to contest and to vigorously defend against the claims asserted by plaintiffs.

         Except as stated in response to this Item 4, Mr. Aronson does not have any plans or proposals which relate to or would result in any other action specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         (a) As of April 5, 2007, Mr. Aronson beneficially owned, for purposes of Rule 13d-3 under the Exchange Act, 1,277,046 shares (the "Shares") of Common Stock, including an aggregate of 14,933 shares (the "Family Shares") held by or on behalf of members of the immediate family of Mr. Aronson, or trusts for their benefit, and 29,629 shares (the "Trust Shares") held by The Louis V. Aronson II Irrevocable Insurance Trust, constituting, to the best of the knowledge of Mr. Aronson, 27.8% of the issued and outstanding shares of Common Stock. The Shares exclude 218,624 shares (the "Retirement Plan Shares") beneficially owned by the Retirement Plan, as to which Mr. Aronson acts as co-trustee.

         (b) Mr. Aronson has sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, 1,277,046 shares of Common Stock, excluding the effect of the Retirement Plan Shares. Mr. Aronson, as co-trustee of the Retirement Plan, has shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition, of the Retirement Plan Shares with Erwin M. Ganz, the additional co-trustee of the Retirement Plan.

         Mr. Ganz' principal occupation is as Treasurer and Assistant Secretary of the Corporation. Mr. Ganz' business address, and the address of the Corporation, is Corporate Park III, Campus Drive, P.O. Box 6707, Somerset, New Jersey 08875-6707. During the last five years, Mr. Ganz has not (a) been
convicted  in  a  criminal   proceeding   (excluding   traffic   violations
and misdemeanors) or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of which it or he was or is subject to a judgment, decree or final order enjoining violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Mr. Ganz is a citizen of the United States.

         (c)  During  the 60 days  prior  to the  filing  of this  Statement  on
Schedule 13D, neither Mr. Aronson, nor the Retirement Plan, effected any transactions in the Common Stock. As set forth under Item 4 herein, shareholdings reported herein do not give effect to a 5% share dividend declared by the Corporation's Board of Directors payable on April 16, 2007 to shareholders of record on March 30, 2007.

         During the last five years, Mr. Aronson was issued shares of Common Stock by the Corporation as a 5% share dividend on shares then beneficially owned, as follows:

         Payment Date                     Shares Issued
         ------------                     -------------

         April 15, 2002                      43,165
         April 15, 2003                      49,290
         April 15, 2004                      52,804
         April 15, 2005                      57,879
         April 17, 2006                      60,811

         During the last five years, Mr. Aronson acquired shares of Common Stock upon the exercise of employee stock options granted by the Corporation under its incentive stock option plans as follows:

                                                         Exercise Price
         Exercise Date              Shares Issued(1)       per Share(1)
         -------------              ----------------       ------------

         September 10, 2002(2)          23,625              $1.2635
         October 10, 2003(3)            21,000               1.1913
         June 4, 2004(4)                 8,682               2.3047

----------------
(1)  As adjusted, subsequent to grant date, to give effect to share dividends.
(2) Pursuant to five-year option granted on July 6, 2001 under the Ronson Corporation 1996 Incentive Stock Option Plan, which vested with respect to all shares covered thereby on January 6, 2002.
(3) Pursuant to five-year option granted on September 12, 2003 under the Ronson Corporation 2001 Incentive Stock Option Plan, which vested with respect to all shares covered thereby on March 12, 2003.
(4) Pursuant to five-year option granted on December 7, 1999 under the Ronson Corporation 1996 Incentive Stock Option Plan, which vested with respect to all shares covered thereby on June 7, 2000.


         On March 23, 2005, Mr. Aronson purchased 40,000 shares of Common Stock, for a purchase price per share of $2.00, in a private transaction with the estate of a deceased shareholder of the Corporation.

         During the last five years, Mr. Aronson purchased shares of Common Stock in open market transactions as set forth in Annex 1.

         During the last five years, the Retirement Plan (as to which Mr. Aronson acts as co-trustee) was issued shares of Common Stock by the Corporation as a 5% share dividend on shares then beneficially owned, as follows:

         Payment Date                    Shares Issued
         ------------                    -------------

         April 15, 2002                       8,565
         April 15, 2003                       8,993
         April 15, 2004                       9,441
         April 15, 2005                       9,915
         April 17, 2006                      10,410

         During the past five years, neither Mr. Aronson, nor the Retirement Plan, effected any transactions in the Common Stock except as stated in response to this item 5(c).

         (d) Certain members of the immediate family of Mr. Aronson, or trusts for their benefit, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Family Shares and the Trust Shares. No such interest in such dividends or proceeds relates to more than five per cent of the outstanding Common Stock. Participants in the Retirement Plan and their beneficiaries receive distributions from the assets of the Retirement Plan pursuant to the terms of the Retirement Plan, including following retirement, death or disability.

         (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.
         ------------------------------------------------------

         Not applicable.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

         Not applicable.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2007


                                                    s/ Louis V. Aronson II
                                                    ----------------------
                                                       Louis V. Aronson II

                                                                         Annex 1


Date                                         Shares           Price/Share ($)
----                                         ------           ---------------
09/09/02                                      2,000                1.200
09/26/02                                        100                1.019
10/02/02                                        100                0.910
10/02/02                                      2,000                1.000
10/08/02                                      4,000                1.000
10/11/02                                      2,000                1.030
10/23/02                                      6,700                1.000
10/23/02                                      1,900                1.020
10/28/02                                        500                1.000
11/12/02                                        500                1.000
11/12/02                                        100                1.010
11/13/02                                        300                1.000
11/15/02                                        200                1.000
11/21/02                                        200                1.000
11/22/02                                        500                1.040
11/27/02                                        200                1.000
11/27/02                                        300                1.040
11/29/02                                        200                0.920
12/06/02                                        200                1.000
12/09/02                                        600                1.000
12/12/02                                        400                1.000
12/16/02                                        800                0.990
12/16/02                                        800                1.000
12/17/02                                        700                1.000
12/18/02                                        800                1.000
12/20/02                                        200                1.020
12/26/02                                      1,200                1.000
12/26/02                                        200                1.020
12/27/02                                      1,100                1.020
12/27/02                                      2,600                1.000
12/27/02                                        100                1.030
12/31/02                                        200                1.000
12/31/02                                      1,000                0.980
12/31/02                                        500                1.030

01/07/03                                        200                1.000
01/08/03                                        400                1.000
01/09/03                                        300                1.050
01/13/03                                        100                1.000
01/13/03                                        800                1.010
01/17/03                                        300                1.000
01/24/03                                      1,000                0.950
01/24/03                                        100                0.960
01/24/03                                        900                0.980
01/24/03                                      1,400                0.990

Date                                         Shares           Price/Share ($)
----                                         ------           ---------------
01/24/03                                      1,000                1.000
01/28/03                                        200                1.010
01/31/03                                      2,100                0.990
01/31/03                                        400                1.000
01/31/03                                        600                1.010
02/05/03                                        100                1.010
02/06/03                                        200                1.000
02/06/03                                        500                0.983
02/07/03                                        200                1.000
02/07/03                                        900                0.990
02/12/03                                        500                1.000
02/18/03                                        500                1.000
02/18/03                                      1,000                0.990
02/18/03                                      1,000                0.980
02/18/03                                      1,000                0.970
02/18/03                                      2,500                0.950
02/18/03                                      1,000                0.900
02/18/03                                        500                0.850
02/20/03                                        200                1.000
02/24/03                                        500                0.980
02/24/03                                        500                1.000
02/28/03                                        100                1.000
03/03/03                                        300                1.000
03/03/03                                        200                0.980
03/03/03                                        100                0.950
03/04/03                                        200                1.000
03/06/03                                        222                1.000
03/14/03                                        500                1.000

12/14/05                                        200                1.400
12/15/05                                         78                1.370
12/15/05                                        500                1.360